Exhibit 99.3

Algonquin Power & Utilities Corp. Announces Exercise of Over-Allotment Option by Underwriters

/NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES OR TO UNITED STATES PERSONS/

OAKVILLE, ON, Sept. 26, 2014 /CNW/ – Algonquin Power & Utilities Corp. (“APUC”) (TSX : AQN) today announced that the Underwriters (as defined below) of its recent public offering of 16,860,000 common shares (“Common Shares”) have fully exercised the over-allotment option and acquired an additional 2,529,000 Common Shares at a price of $8.90 per Common Share.

The Common Shares were sold on a bought deal basis pursuant to an underwriting agreement with a syndicate of underwriters co-led by CIBC World Markets Inc. and TD Securities Inc., and including BMO Capital Markets, National Bank Financial Inc., RBC Capital Markets, Scotia Capital Inc., Merrill Lynch Canada Inc., Desjardins Capital Markets, Canaccord Genuity Corp., and Cormark Securities Inc. (collectively, the “Underwriters”).

The gross proceeds from the over-allotment option total approximately $22,508,100 million. Gross proceeds from the Common Share offering, including the over-allotment option, total approximately $172,562,100 million. Net proceeds will be used to finance certain of APUC’s previously disclosed growth opportunities, including the recently announced Park Water utility, reduce amounts outstanding on APUC’s credit facilities and for general corporate purposes.

“APUC continues to have strong access to the equity capital markets”, commented David Bronicheski, Chief Financial Officer. “The additional equity from the over-allotment further strengthens our balance sheet while we successfully execute our growth strategy as demonstrated by the recent announcements to acquire Park Water and Odell Wind.”

This news release does not constitute an offer to sell or the solicitation of any offer to buy, nor will there be any sale of these securities, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

About Algonquin Power & Utilities Corp.

Algonquin Power & Utilities owns and operates a diversified $3.6 billion portfolio of regulated and non-regulated utilities in North America. The regulated utility business provides water, electricity and natural gas utility services to 485,000 customers through a portfolio of regulated generation, transmission and distribution utility systems. The non-regulated electric generation subsidiary owns or has interests in renewable energy and thermal energy facilities representing more than 1,100 MW of installed capacity. Algonquin Power & Utilities delivers continuing growth through an expanding pipeline of renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A and AQN.PR.D. Visit Algonquin Power & Utilities at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

Caution Regarding Forward-Looking Information

Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management’s discussion and analysis section of APUC’s most recent annual report, quarterly report, and APUC’s Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

SOURCE Algonquin Power & Utilities Corp.

%SEDAR: 00014832E

For further information: Kelly Castledine, Algonquin Power & Utilities Corp., 2845 Bristol Circle, Oakville, Ontario, L6H 7H7, Telephone: (905) 465-4500, Website: www.AlgonquinPowerandUtilities.com, Twitter @AQN_Utilities

CO: Algonquin Power & Utilities Corp.

CNW 08:28e 26-SEP-14